Exhibit 1

For Immediate Release

Pointer Telocation Announces that an Application to Recognize a Claim as a Class Action was filed against the company

Rosh HaAyin, Israel, August 2, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that an application to recognize a claim as a class action has been filed, in the Central District Court, Israel, against the company on July 27, 2017.

The company has not yet been duly served with a copy of the application and the application is subject to the court’s approval.

In the application, the applicant claims that the basis for the claim is misleading some of the company customers, claiming that during the last seven years the company is charging them for a superior system while installing an inferior system.

The claimed amount, if the claim is certified as a class action, is estimated by the applicant to be NIS 1,332 per client and NIS 50,000,000 in the aggregate.

At this early stage the company cannot estimate the chances of this claim.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “anticipate,” “intend,” “seems,” “plan,” “aim,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Yaniv Dorani, VP Finance and CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com